March 25, 2005


Mail Stop 05-11

Mr. Michael W. Kinley, President
Auteo Media, Inc.
101 - 4181 Norfolk Avenue
Burnaby, BC, Canada
V6C 3A6

Re:	Form 8-K filed 3/16/05
	File No. 000-27229

Dear Mr. Kinley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

1. Please revise the first paragraph of your disclosure to specifically state whether the former accountant resigned, declined to stand for re-election or was dismissed and state the specific date of the action as required by Item 304(a)(1)(i) of Regulation S-B.
Please also indicate whether the board of directors recommended or approved the decision to change accountants.

2. We note the second paragraph of your disclosure. It is unclear why your disclosure includes a reference to your former accountant, since the disclosure required under Item 304(a)(2) of Regulation S-B relates to consultations with the new accountant. Please revise your disclosure to clarify that the matters described in this paragraph pertain to the new accountant.

3. We note the third paragraph of your disclosure. Please revise the disclosure to also include a reference to the interim period prior to the dismissal or resignation of your former accountant.

4. We note the fourth paragraph of your disclosure. Please revise your disclosure to conform with the exact wording in Item 304(a)(1)(ii) of Regulation S-B, which requires you to disclose whether the former accountant`s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please note that the disclosures required under Item 304(a)(1)(ii) of Regulation S-B are required relating to the former accountant`s audit reports for the past two years, not just the report for the most recent year which may refer to both years, as is currently indicated by your disclosure. If applicable, you may elect to provide the disclosure required under
Item 304(a)(1)(ii) using language similar to the following example:
"[The former accountant`s reports] for each of the past two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that the reports for both years were qualified as to uncertainty regarding the Registrant`s ability to continue as a going concern."

5. We note the fifth paragraph of your disclosure. Please revise the disclosure to refer to the relevant portions of Regulation S-B.

6. We note the sixth paragraph of your disclosure, and Exhibit 16 to your report. However, the exhibit provided by the former accountant appears to be a letter confirming its dismissal, which does not address the requirements of Item 304. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

      Please file your supplemental response and amendment via
EDGAR
in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Carlton Tartar at 202.942.2847.

						Sincerely,


						Carlton Tartar
						Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE